April 1, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark P. Shuman, Branch Chief-Legal

Re:	ConvergEx Inc. Request to Withdraw Registration Statement on Form S-1 (File No. 333-173952)

Dear Mr. Shuman:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), ConvergEx Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-173952), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on May 5, 2011. The Company has determined not to proceed with the offering contemplated by the Registration Statement at this time. No securities have been sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. My facsimile number is (212) 468-7799.

If you have any questions with respect to this request, please contact Michael Littenberg of Schulte Roth & Zabel LLP at (212) 756-2524 or the undersigned at (212) 468-7796.

Sincerely,

CONVERGEX INC.

By:	/s/ Steven P. Heineman
Steven P. Heineman
General Counsel